November 24, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549
Attention:  Mr. James O'Connor

                  Re: Post-Effective Amendment No. 56 (the "Amendment") to the Registration
                          Statement on Form N-1A of HighMark Funds (the "Trust") (File Nos. 033-12608 and 811-5059)

Dear Mr. O'Connor:

         As requested, this letter responds to comments provided orally by you on November 10, 2008, regarding the Amendment, which was filed with the Securities and Exchange Commission on September 29, 2008. For convenience of reference, the comments have been summarized before the relevant response.

1. COMMENT: In the section entitled "Transaction Policies" in each of the prospectuses for the Trust's series (the "Funds"), please clarify that the fair valuation procedures reviewed by the Trust's Board of Trustees are written procedures.

         RESPONSE: The relevant sentence in the "Transaction Policies" section in each of the prospectuses for the Funds has been modified as follows:
"HighMark Funds' Board of Trustees reviews and approves HighMark Funds' written fair valuation procedures in advance of their use."

2. COMMENT: In the subsection entitled "Other Arrangements" in the section entitled "More About HighMark Funds Investment Management" in each of the prospectuses for the Equity, Fixed-Income and Asset Allocation Funds and the Class M Shares prospectus for HighMark Cognitive Value Fund, HighMark Enhanced Growth Fund and HighMark International Opportunities Fund, please clarify whether or not shareholders have the right to vote on a change in sub-advisers.

         RESPONSE: The following sentences have been removed from the subsection entitled "Other Arrangements" in the section entitled "More About HighMark Funds Investment Management" in each of the prospectuses for the Equity, Fixed-Income and Asset Allocation Funds and the Class M Shares prospectus for HighMark Cognitive Value Fund, HighMark Enhanced Growth Fund and HighMark International Opportunities Fund in order to remove any implication that shareholders do not currently have the right to vote on a change in sub-advisers: "Shareholders will be notified of any changes in sub-advisers. Shareholders of a Fund have the

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right to terminate a subadvisory agreement for a Fund at any time by a vote of the majority of the outstanding voting securities of such Fund."

3. COMMENT: In the section entitled "What are the Main Risks of Investing in this Fund?" for HighMark California Tax-Free Money Market Fund in each of the prospectuses for the Money Market Funds, please consider enhancing the disclosure regarding the credit risk associated with investments in California.

         RESPONSE: The risk disclosure previously entitled "State Specific Risk" in the section entitled "What are the Main Risks of Investing in this Fund?" for HighMark California Tax-Free Money Market Fund in each of the prospectuses for the Money Market Funds has been modified as follows:

         "CALIFORNIA STATE SPECIFIC RISK: By concentrating its investments in California, the Fund may be more susceptible to factors adversely affecting issuers of California municipal securities than a comparable fund that does not concentrate in a single state. For example, the Fund may be affected significantly by economic, regulatory, or political developments affecting the ability of California municipal issuers to pay interest or repay principal. Future California political and economic developments, constitutional amendments, legislative measures, executive orders, administrative regulation, litigation and voter initiatives could have an adverse effect on the debt obligations of California municipal issuers. By concentrating its investments in securities issued in California, the Fund's credit risk is dependent on the ability of the state and its cities and municipalities to make timely payments on their obligations."

         Substantially similar modifications have also been made to the risk disclosure previously entitled "State Specific Risk" in the section entitled "What are the Main Risks of Investing in this Fund?" for HighMark California Intermediate Tax-Free Bond Fund in each of the prospectuses for the Equity, Fixed-Income and Asset Allocation Funds. Additionally, conforming modifications have been made, where appropriate, to the disclosure throughout each of the prospectuses for the Money Market Funds and the Equity, Fixed-Income and Asset Allocation Funds.

4. COMMENT: In the section entitled "Investment Strategy" for HighMark U.S. Government Money Market Fund in the prospectuses for the Money Market Funds, please consider revising the disclosure to reflect the recent change in the legal status of Fannie Mae and Freddie Mac.

         RESPONSE: The following modifications have been made to the disclosure for HighMark U.S. Government Money Market Fund in the prospectuses for the Money Market Funds:

         (a) The subsection entitled "Investment Focus" in the section entitled "Fund Summary" has been modified as follows:

         "INVESTMENT FOCUS     Short-term obligations issued or guaranteed by
                               the U.S. government and its agencies,
                               authorities, enterprises and instrumentalities"

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         (b) The first paragraph in the section entitled "Investment Strategy"
has been modified as follows:

         "HighMark U.S. Government Money Market Fund seeks current income with liquidity and stability of principal. To pursue this goal, the Fund invests exclusively in short-term debt obligations issued or guaranteed by the U.S. government, its agencies, authorities, enterprises or instrumentalities (collectively, "government-sponsored entities"), such as the Government National Mortgage Association ("Ginnie Mae") and Fannie Mae. Some of these debt obligations may be subject to repurchase agreements. In certain cases, securities issued by government-sponsored entities may not be guaranteed or insured by the U.S. government."

         (c) The risk disclosure entitled "Government-Sponsored Entities Risk" in the section entitled "What are the Main Risks of Investing in this Fund?" has been modified as follows:

         "GOVERNMENT-SPONSORED ENTITIES RISK: The securities in which the Fund invests that are issued by government-sponsored entities may not be guaranteed or insured by the U.S. government and may only be supported by the credit of the issuing entity."

         Additionally, conforming modifications have been made, where appropriate, to the disclosure throughout each of the prospectuses for the Money Market Funds and the Equity, Fixed-Income and Asset Allocation Funds and the Class M Shares prospectus for HighMark Cognitive Value Fund, HighMark Enhanced Growth Fund and HighMark International Opportunities Fund.

Should you have any questions, please do not hesitate to call me at (415) 315-6385. Thank you for your assistance.

Very truly yours,

/s/ Jessica E. Riley

Jessica E. Riley

cc:      Pamela O'Donnell, HighMark Capital Management, Inc.
         Ann Lau, HighMark Capital Management, Inc.
         Karen Seaman, Union Bank of California, N.A.
         John M. Loder, Ropes & Gray LLP
         Gregory C. Davis, Ropes & Gray LLP